Filed Pursuant to Rule 433
Registration No. 333-109994
March 8, 2007
PRICING TERM SHEET
5.80% Senior Notes due March 1, 2037

Issuer:	Pacific Gas and Electric Company

Security:	5.80% Senior Notes due March 1, 2037

Size:	$700,000,000

Maturity Date:	March 1, 2037

Coupon:	5.80%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2007

Price to Public:	99.454%

Benchmark Treasury:	4.50% due February 15, 2036

Benchmark Treasury Yield:	4.679%

Spread to Benchmark Treasury:	116 basis points

Yield:	5.839%

Optional Redemption:	Make-Whole Call at Treasuries plus 25 basis points

Expected Settlement Date:	March 13, 2007

CUSIP:	694308 GJ0

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc.
BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Co-Managers:	ABN AMRO Incorporated
BNY Capital Markets, Inc.
Loop Capital Markets, LLC
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663; Citigroup Global Markets Inc. toll free at 1-877-858-5407; or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.